

November 12, 2010

Christopher Viehbacher
Chief Executive Officer
Sanofi-Aventis
174, Avenue de France
75013 Paris, France

> **Re:** **Sanofi-Aventis**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 1-31368**

Dear Mr. Viehbacher:

We have reviewed your October 4, 2010 response to our September 1, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Pharmaceutical Products

Clinical Portfolio, page 42

1. We acknowledge your response to our comment one and we reissue our comment in part. Although you indicate for various reasons why you believe it would be speculative and may be potentially misleading to readers to provide forward-looking information regarding your product pipeline, we do not understand how the disclosure of historical costs incurred on your projects would be speculative or potentially misleading to investors. As previously requested, please provide us proposed disclosure of the costs incurred on each project discussed on pages 42 and 45 during each period presented and to date. In addition, please provide proposed disclosure that highlights the risks and uncertainties you identify in making estimates of future project costs and information regarding potential future regulatory approvals and cash flows.

Notes to the Consolidated Financial Statements

D.5. Impairment of property, plant and equipment, goodwill and intangibles, page F-50

2.   We acknowledge your response to our comment five. In your response, you indicate that impairment testing using an after-tax discount rate is used as a screening test. Where an impairment is indicated as a result of the screening test and a pre-tax cash flow calculation is expected to give a materially different result, the test is re-performed using a pre-tax discount rate. Under IAS 36, impairment occurs when the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. As IAS 36 does not contemplate a screening approach, please explain how your methodology complies with IAS 36. In your response, please explain to us, once you have a potential impairment based on your post-tax cash flow analysis, how you can expect a pre-tax cash flow calculation to be materially different from that post-tax cash flow calculation. Also, please explain to us how you address the risk that a pre-tax cash flow analysis indicates an impairment but your post-tax cash flow analysis does not, so you do not perform the assessment of whether there is a material difference between your utilized post-tax cash flow analysis and the required pre-tax cash flow analysis.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant